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                                  FEE AGREEMENT

This Agreement by and between Sentinel Advisors Company, a Vermont general partnership located at One National Life Drive, Montpelier, VT 05604, and its affiliates ("Sentinel") and Sentinel Group Funds, Inc., a Maryland corporation, located at One National Life Drive, Montpelier, VT 05604, on behalf of the Sentinel Common Stock Fund ("Fund") is dated as of December 19, 2005.

WHEREAS, the Fund's Board of Directors ("Board") on August 24, 2005 and its shareholders on November 21, 2005 approved an amended advisory fee schedule for the Fund, which is effective December 19, 2005 ("Effective Date");

WHEREAS, in connection with the new advisory fee schedule, the Board requested and Sentinel agreed to agree to waive fees and/or reimburse expenses to cap total annual expenses of the Class A shares of the Fund for a limited period of time following the Effective Date.

NOW THEREFORE, for good and valuable consideration, Sentinel and the Fund agree as follows:

1. Sentinel shall waive fees and/or reimburse expenses so that the total annual expenses of the Class A shares of the Fund shall not exceed 1.10% from December 19, 2005 through December 19, 2006.

2. The Class B and Class C shares of the Fund shall also benefit from this Agreement to the extent Sentinel waives its advisory fees to meet its commitment under this Agreement.

3. This Agreement may not be terminated prior to December 19, 2006 without approval of a majority of the Fund's Board of Directors, and Sentinel shall not be eligible to recoup any fees waived or expenses reimbursed under this Agreement.

The parties have executed this Amendment to the Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC.          SENTINEL ADVISORS COMPANY

/s/ CWT                             /s/ CWT
--------------------------          -------------------------
Christian W. Thwaites               Christian W. Thwaites
President & CEO                     President & CEO